The Bank of New York Mellon / SBSD

CIK 0001878049

This Form SBSE-A/A filing is being made in order to:

- Add the CRD number to Principal Charles F. Lowrey, NFA 0576977. The CRD number added is 2636964.

NOTE: A current Form 7R is attached.

Thank you. Rosemary Francavilla 212-815-4596 and Alexandra Clinton (Alexandra.clinton@bny.com)